EXHIBIT 99.2

Exeo Entertainment, Inc. Provides for New Class of Stock

FOR IMMEDIATE RELEASE

PRLog (Press Release) – March 31, 2014 - LAS VEGAS, NV

Exeo Entertainment Inc. (OTCBB: EXEO) On March 21, 2014, the Board of Directors adopted a resolution providing for the designations, preferences, rights and restrictions of the Series A Convertible Preferred Stock.  The Board of Directors created this class of securities in January 2013. On March 28, 2014 the Nevada Secretary of State published the recording of this filing. The Company filed a current report on Form 8-K announcing this change and providing copies of the Certificate, Board Resolution, and First Amended Certificate of Designations.

As stated in the Certificates of Designation for Series A and B Preferred Stock, the authorization or issuance of additional Common Stock, Series A or B Convertible Preferred Stock or other securities having liquidation, dividend, voting or other rights junior to or on a parity with, the Series A or B Convertible Preferred Stock shall not be deemed to adversely affect the Series A or B Convertible Preferred Stock. In each case the holders shall be entitled to one vote per share.

About the Company

Headquartered in Las Vegas, Nevada Exeo Entertainment, Inc. is public company listed on the OTCBB and traded under the symbol “EXEO.” We develop, acquire, manufacture, license and distribute unique products in the video gaming, music, and smart TV sectors.

Exeo markets its products under the following brands: Psyko™ Audio, Krankz™ Audio, Zaaz™ keyboards, and the Extreme Gamer®. We seek to develop, license, and distribute products within the interactive entertainment sector that fill clearly defined need.

Safe Harbor Statement

This press release may contain forward-looking statements which are based on current expectations, forecasts, and assumptions that involve risks as well as uncertainties that could cause actual outcomes and results to differ materially from those anticipated or expected, including statements related to the amount and timing of expected revenues as well as any payment of dividends on our common and preferred stock, statements related to our financial performance, expected income, distributions, and future growth for upcoming quarterly and annual periods. These risks and uncertainties are further defined in filings and reports by the Company with the U.S. Securities and Exchange Commission (SEC) including but not limited to information as contained within the Company's most current quarterly reports, annual reports, and or other filings. Furthermore, the Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:

About Investor Relations:
Jon Cunningham
RedChip Companies, Inc.
500 Winderley Place
Maitland, FL 32751
Phone No. 407-644-4256
Jon@redchip.com

About this Press Release:
Exeo Entertainment, Inc.
www.exeoent.com
press@exeoent.com
Phone: (702) 361-3188
Fax: (702) 361-4359